

FP: truCrowd

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

THE COMPANY

1. Name of issuer: Weeds Never Sleep, LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Offering Statement: Accidentally uploaded earlier, incomplete draft of offering statement. This amendment is to upload the correct, finished version.



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Michael Peterson   Dates of Board Service: 8/20/15 - Present

Principal Occupation: Managing Member
Employer: Weeds Never Sleep, LLC   Dates of Service: 8/20/15 - Present
Employer's principal business: Product Development

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Managing Member   Dates of Service: 8/20/2015

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Smoke and Mirrors, Inc
Employer's principal business: IT Consulting
Title: Owner   Dates of Service: 9/1/98
Responsibilities: Owner

Name: Bonnie Bruce   Dates of Board Service: 8/20/2015

Principal Occupation: Landscape Designer
Employer: Celilo Gardens   Dates of Service: 9/10/13 - Present
Employer's principal business: Landscape Design

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Managing Member   Dates of Service; 8/20/2015

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:
Michael Peterson
Title: Managing Member   Dates of Service: 8/20/15
Responsibilities: Engineering, Project Management

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

No other positions held within company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:



FP: truCrowd

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

Employer: Smoke and Mirrors, Inc
Employer's principal business: IT Consulting
Title: Owner Dates of Service: 9/1/98
Responsibilities: Owner

Name:

Bonnie Bruce
Responsibilities: Project Manager

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

No other positions held within company

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Celilo Gardens
Employer's principal business Landscape Design
Title: Owner Dates of Service: 9/10/2013
Responsibilities: Landscape Design, Project Management

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Bonnie Bruce	600,000	**60%**
Michael Peterson	400,000	**40%**


HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Executive Summary

Opportunity

Problem

Since the dawn of agriculture, gardeners have had the same enemy - weeds. And until recently the only solution was weeding by hand – a hard, dirty, tedious task. More recently science has given us toxic herbicides which, although effective, are hazardous to our health and the environment.

Until now there has been no safe, fast effective means for keeping lawns, gardens, sporting fields, golf courses and municipal parks free of weeds.

We have a tool that is a game changer and will upset the market for both residential and commercial weed management tools

Solution

The Garden HotZot is a <u>patented solution </u>that solves both these problems with a point and shoot variation of the method that our grandparents used to control weeds– boiling water. Point the HotZot wand at a weed, push the button and the weed is scalded by jets of boiling water with citric acid or ammonia – literally cooking it in the ground.

The HotZot presents an attractive opportunity to prospective licensees - a dual profit stream.

- HotZot sales
- Organic herbicide sales - the citric acid herbicide is not optional. Just like your coffee maker, the HotZot will need to be descaled after about 10 hours of use so sales of the herbicide are required for the HotZot to function.

Market

Our Business model is to <u>license the patent </u>to a manufacturer who will produce and sell the tool. The HotZot provides new capabilities for each of the market segments below and each of them will be <u>licensed separately </u>.

- <u>Backpack Tank Sprayer Manufacturers </u>- Chapin, Solo, Hudson, DB Smith, etc. (We have already signed a NDA agreement with Chapin).
  The HotZot will integrate directly onto their backpack sprayers and will make organic weed control fast and easy.

FP:  truCrowd

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

- <u>Utility Cart Manufacturers</u> – Cushman, CarryAll, Yamaha, etc. for commercial models.
The HotZot will integrate with a 40 gallon tank for use by maintenance crews on golf courses, sports fields, schools, parks and business campuses.

- <u>Lawn and Garden power tool manufacturers</u> of residential/light commercial models of the HotZot – Stihl, Greenworks, Rainbird (Rainbird golf and contractor divisions have shown interest).

Why Us?

We have a power tool that works and is protected by US Patent #9681653. No other device kills weeds with jets of hot water and organic herbicides.

Michael Peterson (Manager) Inventor

Bonnie Bruce (Manager) an experienced project manager focused on getting projects and products launched on time and on budget

Zen Parry (Advisor) brings a big toolbox of skills and pulls out the right ones at the right time to get the job done.

Charles Knechtel (Advisor) CFO has worked with a variety of business as their temporary or permanent-part time CFO.

Matt Werbach (Advisor) Social Media Consultant

Expectations

Forecast

We intend to license the HotZot technology to a major Lawn and Garden tool manufacturer. Typical terms for licensing royalties are 5% of the wholesale value multiplied by the number of units sold.

In addition to sales of the HotZot, there will also be sales of the organic herbicides that the HotZot uses. It is important to note that the citric acid is not an optional additive, it is necessary for descaling the heater and spray tip and will require about 4 ounces of acid per 10 hours of use.

Financing Needed

We are seeking $100,000 as our first raise through TruCrowd.



OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Opportunity

Problem & Solution

Problem Worth Solving

Since the dawn of agriculture, gardeners have had the same enemy - weeds. And until recently the only solution was weeding by hand – a hard, dirty, tedious task. More recently science has given us toxic herbicides which, although effective, are hazardous to our health and the environment.

Our solution

The Garden HotZot solves both these problems with a point and shoot variation of the method that our grandparents used to control weeds– boiling water. Point the HotZot wand at a weed, push the button and the weed is scalded by jets of boiling water – literally cooking it in the ground.

Faster and easier than weeding by hand, safer than herbicides and torches, the HotZot makes it easy to walk through your yard or garden and kill weeds individually without harming the plants you want to keep and without leaving toxic herbicides in your yard or environment. With a target retail price of $100 to $200 the HotZot is a revolutionary new tool in a very old market.

Target Market

The broad description of the target market of the HotZot is anyone in the US who has a lawn or garden - which includes roughly 80% of the adults in the US. European and Commonwealth countries with similar demographics will also be targeted.

Residential Lawns and Gardens - total spent in 2018 was $47.8 Billion
Last year, American gardeners set a record spending amount of $47.8 billion in lawn and garden retail purchases. This includes everything from bulbs to outdoor furniture, Garden Research reports. The list includes;
90,000,000 American households participate in gardening activities.
42,000,000 American households harvest and eat produce from their own gardens.
17,000,000 American households use only natural amendments in their gardens.

Municipal/Commercial Users
Public gardens, golf courses, sporting fields, schools, parks and business campuses are all looking for alternatives to Roundup/glyphosate based herbicides.

International
Over 30 countries are seeking to limit or prohibit the use of Roundup and other toxic herbicides.





FP: truCrowd

HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Competition

Current alternatives

Roundup (Bayer) - a toxic herbicide implicated in a wide range of environmental and health problems. Many states and countries are involved in litigation to limit or prevent the use of Roundup/glyphosates.

Weed Whips (Husqvarna - $140) - excellent for removing the tops of weeds but does not damage the roots.

Steamers (Dynasteam - $245) - a slow, cumbersome tool that kills the tops of small to medium sized weeds while leaving the roots alive and undamaged. Also damages adjacent plants.

Torches (WeedDragon - $185) - a dangerous, difficult to control, 2000 degree, 100,000 BTU torch that kills wide swaths of the tops of weeds without damaging the roots. Also damages adjacent plants.

Heat Lamp (NatureZap - $99) - a heat lamp inside of a cone - kills above ground weed tissue but doesn't damage the roots. Also damages adjacent plants.

Robots (Tertill - $300) - similar to the Roomba, the Tertill wanders around your garden killing the smallest weeds but leaving anything larger than 1" alone.

Our advantages

The Garden HotZot is the only power tool that can kill root tissue below ground. When the hot water jets contact the crown of the plant, the heat penetrates below ground killing root tissue and rendering recovery much more difficult.

In addition to killing a portion of the weed root with heat, the effects of the HotZot continue to be felt as the citric acid flows down the root channel and disrupts the ph of the root biome. Next the decomposition products of the dead root flow down into the biome causing further damage and making regeneration much more difficult.



OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Execution

Marketing & Sales

Marketing Plan

Our Marketing Plan is to attract major players in the Lawn and Garden industry to license our IP.

The HotZot provides new capabilities for each of the market segments below and each of them will be <u>licensed separately</u> .

- <u>Backpack Tank Sprayer Manufacturers</u> - Chapin, Solo, Hudson, DB Smith, etc. (We have already signed a NDA agreement with Chapin).
  The HotZot will integrate directly onto their backpack sprayers and will make organic weed control fast and easy.

- <u>Utility Cart Manufacturers</u> – Cushman, CarryAll, Yamaha, etc. for commercial models.
  The HotZot will integrate with a 40 gallon tank for use by maintenance crews on golf courses, sports fields, schools, parks and business campuses.

- <u>Lawn and Garden power tool manufacturers</u> of residential/light commercial models of the HotZot – Stihl, Greenworks, Rainbird (Rainbird golf and contractor divisions have shown interest).

Operations

Technology

The HotZot is the <u>World's most effective, environmentally friendly, point and shoot weed killer.</u>

It is patented and is the only sprayer that kills weeds with organic herbicides without leaving toxic chemicals in your yard or garden.


OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Newest prototype available for testing	September 15, 2019	Michael	Heated with propane, entirely portable and compatible with backpack tank, hose or utility cart tank.
Pitching to Spray Tank Manufacturers (Chapin, Hudson, et. al	January 15, 2020	Michael	Will do a demo and then leave a unit behind for testing.
• Utility Cart Manufacturers - Cushman, CarryAll, Yamaha	January 30, 2020	Michael	Will do a demo and then leave a unit behind for testing.
Pitching to L&G Power Tool Manufacturers - Stihl, Greenworks	February 15, 2020	Michael	Will do a demo and then leave a unit behind for testing.

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Company

Overview

Ownership & Structure

Weeds Never Sleep, LLC is totally owned by Michael Peterson and his wife Bonnie Bruce.

Company history

Our company history is totally dedicated to the patenting and development of the Garden HotZot and successive generations of powered, organic weeding tools.


The United States of America
The Director of the United States Patent and Trademark Office
Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.
Therefore, this
United States Patent
Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, or importing into the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Team

Management team

Founders

Michael Peterson , Inventor of the HotZot, IT Consultant, Event Manager (US Rowing Association), Adjunct College Instructor (Marylhurst College, Oregon Institute of Technology, Oregon Culinary Institute) and co-founder of Portland/Vancouver Rowing Association, Residential General Contractor.

Education; BA in Psychology, MA Business Management


HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Bonnie Bruce , Landscape Designer who also practiced commercial interior design for many years. She brings over 30 years of plantsmanship and 20 years of focus on environmental stewardship to her landscape practice. She is the instigator behind the creation of the HotZot.

Experience: Sr. Interior designer/project manager for projects from $2 million - $50 + million, adjunct university instructor, Landscape Designer, lecturer and design coach.

Education: BA in Sociology, AA in Interior Design, post graduate work in Horticulture.

Prof. Member of APLD, LEED AP, Master Gardener, FIIDA

Advisors

Advising CFO Charles Knechtel , has worked with a variety of business as their temporary or permanent-part time CFO. Clients include a manufacturing company with annual revenues in excess of $50 million, a large scale residential real estate development group, a well-funded high tech start-up, a local subsidiary of a multi-billion dollar Japanese conglomerate, and a $40+ million construction company.

Advisor Zen Parry , Industry Experience: International Corporate Leadership • Project Management • Operations and Strategic Management • SME – Small and Medium Enterprises • Contracts Administration • Policy Development • Enterprise Capacity Building • Troubleshooting & Turnaround Assignments • Strategic Planning • Marketing • Business Modeling • Scenario and Contingency Development

Advisor - PR, Social Media Consultant Matthew Werbach , Werbach Content + Advocacy, LLC. Matt Werbach is a writer and author with experience in marketing, PR, content creation, TV production, and journalism. He currently works with a small but active group of startups in the Pacific Northwest. His clients are in fields as diverse as candle making, hardware engineering, and documentary film. When he isn't pecking away at the keyboard, you can find him running on Portland's lush trails or playing with his four-year-old son at Gabriel Park.





FP: truCrowd

HOTZOT

OFFERING STATEMENT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Financial Plan

Forecast

Our revenue streams are based on licensing fees and royalties from leasing of our IP.

The HotZot provides new capabilities for each of the market segments below and each of them will be licensed separately. Other market divisions will include organic gardens (flowers and food), vineyards and small scale agriculture (cannabis, berries, etc.).

- Backpack Tank Sprayer Manufacturers - Chapin, Solo, Hudson, DB Smith, etc. (We have already signed a NDA agreement with Chapin).

- The HotZot will integrate directly onto their backpack sprayers and will make organic weed control fast and easy.

- Utility Cart Manufacturers – Cushman, CarryAll, Yamaha, etc. for commercial models.
  The HotZot will integrate with a 40 gallon tank for use by maintenance crews on golf courses, sports fields, schools, parks and business campuses.

- Lawn and Garden power tool manufacturers for residential models of the HotZot – Stihl, Greenworks, Rainbird (Rainbird golf and contractor divisions have shown interest).

Revenue generation will result from licensing 2 separate income streams;
1. HotZot sales – manufacturing cost approximately $25, retail price $100 - $200
2. Organic herbicide sales (citric acid) – manufacturing cost approximately $2.50, retail price $10 - $15

Over time citric acid total sales (required for descaling) is expected to exceed the HotZot total sales.

Our Projected Revenues from licensing and royalties from these markets are based on a beginning annual sales total of 100,000 units and increasing by 25% each subsequent year.

Year 1	$ 1,440,000
Year 2	$ 1,944,000
Year 3	$ 2,574,000
Year 4	$ 3,361,500

12


HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

	FY2020	FY2021	FY2022	FY2023	FY2024
Cash	($16,230)	($24,280)	$133,861	$520,128	$1,135,499
Accounts Receivable		$0	$0	$0	$0
Inventory					
Other Current Assets					
Total Current Assets	**($16,230)**	**($24,280)**	**$133,861**	**$520,128**	**$1,135,499**
Long-Term Assets					
Accumulated Depreciation					
Total Long-Term Assets					
Total Assets	**($16,230)**	**($24,280)**	**$133,861**	**$520,128**	**$1,135,499**
Accounts Payable	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$0	$0	$0	$0
Sales Taxes Payable					
Short-Term Debt					
Prepaid Revenue					
Total Current Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**
Long-Term Debt					
Total Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**
Paid-In Capital	$300,000	$300,000	$300,000	$300,000	$300,000
Retained Earnings		($353,730)	($395,530)	($286,764)	$46,222
Earnings	($316,230)	$29,450	$229,392	$506,892	$789,277
Total Owner's Equity	**($16,230)**	**($24,280)**	**$133,861**	**$520,128**	**$1,135,499**
Total Liabilities & Equity	**($16,230)**	**($24,280)**	**$133,861**	**$520,128**	**$1,135,499**

RISK FACTORS

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AMONG OTHERS, RELATING TO THE COMPANY AND THIS OFFERING PRIOR TO MAKING AN INVESTMENT. THE INFORMATION IN THE COMPANY'S BUSINESS PLANS AND ASSOCIATED FINANCIAL PROJECTIONS CONTAINS BOTH HISTORICAL AND FORWARD-LOOKING STATEMENTS. PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS, COMPETITION (INCLUDING THE ENTRY OF NEW COMPETITORS), INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATIONS AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS.

Development Stage Business

The Company was formed on August 20, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any Units once our managers determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the Units.

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

We are an early stage company and have limited revenue and operating history

The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the Garden HotZot is a good idea, that the team will be able to successfully license the IP to appropriate manufacturers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the Garden HotZot is a good idea, that the team will be able to successfully license the IP and receive fees and royalties from the sales generated by said manufacturers. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We depend on a small management team.

We depend on the skill and experience of Bonnie Bruce and Michael Peterson. Each has a different skill set. Zen Parry and Charles Knechtel are Advisors and as such are available as necessary.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product or that people think it's a better option than a competing product.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B non-voting unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer and the limitations on transfer in the Company's operating agreement.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the lawn and garden power tool industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Market Competition and Operating History Risks

Our new product could fail to find a licensee willing to take on a new, untried tool.

Petro-chemical herbicides - Potential returns from investment in Weeds Never Sleep, LLC may be limited by the sales of toxic herbicides and the risk factors they involve.

Major Gardening Tool Manufacturers - Potential returns on investments in Weeds Never Sleep, LLC may be affected by marketplace competition from other garden tool manufacturers.

Elon Musk or another inventor might decide to build a weed killing device using a technology not existing at this time, such as a microwave emitting device that can kill weeds remotely from a drone controlled by an app on your smart phone and that might affect the value of investor's stakes.

Trademarks and Patents Risks

We have existing patents that we might not be able to protect properly. One of the Company's most valuable assets is

FP: truCrowd

HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Insufficient Funds

It is difficult for us to accurately predict our earnings potential**.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

If the Company cannot raise sufficient funds it will not succeed. The Company, is offering Class B non-voting Units in the amount of up to $500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-voting Class B Units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred Units financings in the future, which may reduce the value of your investment in the Common Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred Units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred Units could be more advantageous to those investors than to the holders of Common Units. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You can lose 100% of your investment.

Many small business startups like the Company fail.. Each investor bears the risk of losing all or part of his/her/its investment.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received.

There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Units may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Units are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Units are not guaranteed and could become worthless.

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

The Units are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Units is not guaranteed, and the Units could become worthless.

Future capital needs

The Company believes that the net proceeds of the Offering of the Units will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 617,284 Units offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration.

The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Units are restricted securities and a market for such securities may never develop.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Units, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We have indebtedness to officers.

The Company has a compensation accrual obligation of $232,398 to Michael Peterson and Bonnie Bruce, who are Managing Members of Weeds Never Sleep, LLC. The Company intends to use a portion of the net proceeds of this offering to pay a portion of the obligation. The proceeds used to repay this obligation will not be available to the Company for other purposes, including making new or additional investments.

The Offering price is arbitrary.

The price of the Units offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Units bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks.



FP: truCrowd

HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

In addition to the risks described in this section, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Units bears the risk of a complete and total loss of his/her/its investment.

Product or Service Risks

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage and have only manufactured a prototype for our Garden HotZot. Delays or cost overruns in the development of our heater technology or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Security Rights Risks

Minority Holder; Securities with No Voting Rights. The holders of Units of the Company's Common Class B Non-voting Units, no par value per unit ("Non-voting Common Units"), are not entitled to vote on matters submitted to a vote of the Class A Voting Common Units. The holders of Non-voting Common Units are not entitled to vote on any matter except as required under applicable law.

The Company's founders own all of the Company's units and will be able to control all matters submitted to its members for approval.

Of the Company's 1,000,000 total units, the Company's founder, Michael Peterson owns 400,000 of the Company's units and Bonnie Bruce owns 600,000 of the Company's units, and they will be able to control all matters submitted to its members for approval. As a result, the Company's founders are able to control all matters requiring approval of the Company's members, including a sale of the Company or substantially all of its assets. Such control could have the effect of delaying, deferring or preventing a change of control of the Company.

Reliance on Key Employees.

The Company relies heavily on key employees. The Company depends on Michael Peterson, Founder, Manager, and Member, and Bonnie Bruce, Founder, Manager and Member to successfully market its products and build key partnerships, and, if the Company is unable to retain him, the business may suffer. Due to the specialized knowledge that he possesses with respect to the Company's business and operations, the loss of his service could adversely affect the Company's business. He is an "at will employee" and may terminate his employment without notice and without cause or good reason. Further, while the Company is in this critical stage of growth the disruption of its executive team is a threat to future growth, and the loss of Michael Peterson may have an effect that is detrimental to Company performance.

Upon conversion, the SAFEs will likely represent a minority interest in the Company.

Each subscriber in this offering will be acquiring a SAFE, which may convert into a minority interest in a closely-held limited liability company, and revenue share participation and will, therefore, not be in a position to exercise voting control over the business and affairs of the Company. Prior to conversion, no subscriber in this offering will be entitled to exercise any voting rights. While certain actions may require a majority vote of the membership units after the SAFEs have converted, those who control the Company may, among other actions, adopt provisions restricting or governing the Company's operation, and may approve the issuance of additional membership units which will dilute any eventual ownership of a subscriber in the Company.

Tax Consequences After Conversion; Distributions.

The Company is a "pass-through" entity for income taxation purposes. The Company is not a tax paying, but is a tax-reporting, entity; accordingly, if SAFEs are converted and purchasers become Members, they shall receive an annual K-1 statement (or such other form as may be specified from time to time by the Internal Revenue Service) reporting the Member's proportionate share of the net losses or income of the Company based upon the units held by the Member


OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

in relation to the total outstanding units. Each Member will bear the liability to federal and state taxing authorities with regard to any net income passed through from the Company to the Member. THERE CAN BE NO GUARANTY THAT THE COMPANY WILL HAVE SUFFICIENT CASH TO MAKE DISTRIBUTIONS TO COVER THE TAX LIABILITY OF MEMBERS WITH REGARD TO NET INCOME OF THE COMPANY THAT THE MEMBERS MUST REPORT ON THEIR INDIVIDUAL FEDERAL INCOME TAX RETURN OR THAT THE AMOUNT OF THE CASH DISTRIBUTED TO EACH MEMBER WILL BE SUFFICIENT TO PAY THE AMOUNT OF TAX THAT EACH MEMBER HAS TO PAY ON THE MEMBER'S SHARE OF THE INCOME.

Special Note Regarding Forward-Looking Statements.

The business plans, the pro forma financial projections, and related materials contain, or incorporate by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic conditions, and other conditions that might affect operating expenses. The Company's actual results could differ materially from those set forth in the forward-looking statements. Other risk factors that might cause such a difference are discussed above.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>



FP: truCrowd

HOTZOT

OFFERING STATEMENT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to secure sufficient funding for product R&D, production, marketing, and operational costs to complete the next generation of the HotZot and to present the HotZot to national and international manufactures for licensing of the IP.

10. How does the issuer intend to use the proceeds of this offering?

WEEDS NEVER SLEEP, LLC THE GARDEN HOTZOT	***If Target Offering Amount Sold***	***If Maximum Offering Amount Sold***
Total Proceeds	**$10,000**	**$100,000**
Less: Offering Expenses (FP Fees)	$900	$9,000
Net Proceeds	**$9,100**	**$91,000**
Use of Net Proceeds		
Escrow Service	$333	$3,333
Legal Fees	$267	$1,500
Accounting		$5,000
Marketing	$4,000	$5,000
Paid Advertising	$3,000	$5,000
Engineering and prototyping		$50,000
Salary		$12,000
Office Overhead	$1,500	$6,167
Operating Capital Reserves		$3,000
Total Use of Net Proceeds	**$9,100**	**$91,000**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Security offered for sale	SAFE and Revenue Participation units
Valuation Cap	$6,500,000
MFN Provision	No.
Anti-Dilution Rights	No.
TARGET number of SAFE and Revenue Participation units	500
Maximum number of SAFE and Revenue Participation units)	5,000
Purchase price per SAFE and Revenue Participation units)	$2
Minimum SAFE and Revenue Participation units per investor	150
Use of proceeds	See question 10
Revenue Participation	Yes
Offering Gross Revenue Participation Percentage	20%
Total Per Unit Target Defined Return (from each Class A Revenue Share Unit)	$6
Measurement Period Start	1/1/2020
Measurement Period END	12/31/2059

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?



OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

    No other securities

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    N/A

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    The security being offered does not have voting rights, whereas the shareholders in thus investors in this offering cannot expect to have an influence in the company through voting rights

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or

FP: truCrowd

HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

VALUATION



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$2,500,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

   The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Michael Peterson and Bonnie Bruce	$ 232,398	1.00 %	December 31, 2059	none

25. What other exempt offerings has the issuer conducted within the past three years?

No other offerings

FP: truCrowd



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;

    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

    No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Weeds Never Sleep has no assets aside from United State Patent #9681653. There are no sales as we are in R&D stage.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Our entire operating history has been the process of successfully applying for a US Patent and the engineering, legal, accounting and administrative overhead necessary to create 3 successful prototypes and start on a 4th. With the proceeds of this investment campaign we intend to build the 4th prototype and use it to demonstrate its unique qualities to prospective licensees. We anticipate this process will take 2 years. A successful campaign is critical to this process.


Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $107,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): ○ Total income ○ Taxable income; and ○ Total tax; Certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and • Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
b) More than $107,000, but not more than $500,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $500,000 If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:		Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report


OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

8:22 AM
06/25/19
Cash Basis

Weeds Never Sleep
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Weeds Never Sleep - 5112	26,241.75
Total Checking/Savings	26,241.75
Total Current Assets	26,241.75
TOTAL ASSETS	**26,241.75**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AmerExpress - 1005	498.60
BankofAmerica - 2922	12,145.79
BankofAmerica - 4135	1,732.38
BankofAmerica - 4402	-100.00
BankofAmerica - 6084	5,662.42
Barclays - 0072	5,939.41
Chase - 4056	2,750.00
CitiBank - 2183	1,991.73
Discover - 2437	16,344.00
PenFederal - 6155	11,625.23
USBank Credit Card - 4344	4,690.00
USBank Weeds LOC - 5112	-83.24
Total Credit Cards	63,196.32
Other Current Liabilities	
Loan from Shareholder	18,464.92
USB Business Loan 049-032	5,960.59
USB Business Loan 127-697	35,048.73
Total Other Current Liabilities	59,474.24
Total Current Liabilities	122,670.56
Total Liabilities	122,670.56

Page 1



HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

8:22 AM
06/25/19
Cash Basis

Weeds Never Sleep
Balance Sheet
As of December 31, 2017

	Dec 31, 17
Equity	
Opening Balance Equity	-45,655.11
Retained Earnings	-29,343.70
Net Income	-21,430.00
Total Equity	-96,428.81
TOTAL LIABILITIES & EQUITY	26,241.75


HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

8:22 AM
06/25/19
Cash Basis

Weeds Never Sleep
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Weeds Never Sleep - 5112	12,345.63
Total Checking/Savings	12,345.63
Total Current Assets	12,345.63
TOTAL ASSETS	**12,345.63**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AmerExpress - 1005	1,743.37
AmerExpress - 1008	8,721.83
BankofAmerica - 2796	17,773.12
BankofAmerica - 2922	9,559.54
BankofAmerica - 4135	11,120.70
BankofAmerica - 4402	3,970.21
BankofAmerica - 6084	7,655.89
BankofAmerica - 7955	2,572.80
Barclays - 0072	5,386.14
Barclays - 0410	13,981.01
CapitalOne - 6784	9,515.70
Chase - 4056	2,750.00
Citi Cards/Costco - 5508	6,233.55
CitiBank - 2183	3,971.21
Discover - 2437	15,162.56
PenFederal - 6155	18,060.19
USBank Credit Card - 4344	4,109.16
USBank Fred Meyer - 6304	2,607.14
USBank Weeds Credit Card - 8776	6,356.33
USBank Weeds LOC - 5112	2,793.18
Total Credit Cards	154,043.63

Page 1



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

8:22 AM
06/25/19
Cash Basis

Weeds Never Sleep
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Other Current Liabilities	
Loan from Shareholder	43,348.92
USB Business Loan 049-032	4,539.83
USB Business Loan 127-697	27,838.30
USB Cash Flow LOC 587-583	9,482.98
Total Other Current Liabilities	85,210.03
Total Current Liabilities	239,253.66
Total Liabilities	239,253.66
Equity	
Opening Balance Equity	-50,328.14
Retained Earnings	-50,773.70
Net Income	-125,806.19
Total Equity	-226,908.03
TOTAL LIABILITIES & EQUITY	**12,345.63**




Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

8:20 AM   **Weeds Never Sleep**
06/25/19   **Profit & Loss**
Cash Basis   January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Uncategorized Income	200.00
Total Income	200.00
Gross Profit	200.00
Expense	
Advertising	7.70
American Express CC	48.00
Automobile Expense	1,829.86
Bank Service Charges	820.40
Barclay CC	59.99
CitiBank CC	178.00
Computer and Internet Expenses	359.04
Contract Services	30,237.97
Credit Card (suspense)	99.19
Donation/Contributions	100.00
Dues and Subscriptions	104.00
Education	134.88
Hardware	277.01
Interest Expense	2,463.01
Meals and Entertainment	393.38
Office Supplies	14.16
Parking	28.80
Parts, Tools & Supplies	2,273.01
Professional Fees	6,481.92
Reconciliation Discrepancies	-17,233.25
Refreshments (Meals Entertain)	188.01
Refund	-106.00
Shareholder	5,940.33
Suspense	-617.00
Taxes	250.00
Telephone Expense	134.88
Transfer Funds	18,128.26
Travel Expense	
Lodging	261.27
Travel Expense - Other	364.96
Total Travel Expense	626.23

Page 1



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

8:20 AM   **Weeds Never Sleep**
06/25/19   **Profit & Loss**
Cash Basis   January through December 2017

	Jan - Dec 17
Uncategorized Expenses	165.99
Total Expense	53,387.77
Net Ordinary Income	-53,187.77
Other Income/Expense	
Other Expense	
Ask My Accountant	-31,757.77
Total Other Expense	-31,757.77
Net Other Income	31,757.77
Net Income	**-21,430.00**



FP: truCrowd

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

8:20 AM
06/25/19
Cash Basis

Weeds Never Sleep

Profit & Loss

January through December 2017

Filters applied on this Report:

Account: All income/expense accounts

Date: Custom

Page 3



HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

8:20 AM
06/25/19
Cash Basis

Weeds Never Sleep
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Advertising	243.16
Automobile Expense	
Gas	956.96
Automobile Expense - Other	5,118.01
Total Automobile Expense	6,074.97
Bank Service Charges	1,285.50
Barclay CC	58.21
CitiBank CC	157.95
Computer and Internet Expen...	696.05
Contract Services	64,009.58
Dues and Subscriptions	389.58
Education	22.26
Finance Charge	120.00
Hardware	387.53
Insurance Expense	2,660.42
Interest Expense	11,333.58
Legal	100.00
Meals and Entertainment	1,874.70
Membership	10.00
Office Supplies	954.74
Oregon Department of Revenue	150.00
Parking	76.49
Parts, Tools & Supplies	2,993.57
PayPal Fees	369.20
Penalties/Late Fees	194.00
Professional Fees	7,473.59
Reconciliation Discrepancies	-2,547.12
Refreshments (Meals Entertain)	232.34
Refund	-408.00
Repairs and Maintenance	43.00
Shareholder	1,902.10
Suspense	112.10
Telephone Expense	1,677.62
Transfer Funds	30,300.00
Travel Expense	411.59

Page 1



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

8:20 AM
06/25/19
Cash Basis

Weeds Never Sleep
Profit & Loss
January through December 2018

	Jan - Dec 18
Uncategorized Expenses	564.51
Utilities	417.97
Total Expense	134,341.19
Net Ordinary Income	-134,341.19
Other Income/Expense	
Other Expense	
Ask My Accountant	-8,535.00
Total Other Expense	-8,535.00
Net Other Income	8,535.00
Net Income	**-125,806.19**



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

8:20 AM	**Weeds Never Sleep**
06/25/19	**Profit & Loss**
Cash Basis	**January through December 2018**

Filters applied on this Report:

Account: All income/expense accounts

Date: Custom


HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Form **1065** Department of the Treasury Internal Revenue Service	**U.S. Return of Partnership Income** For calendar year 2017, or tax year beginning _____, 2017, ending _____, 20 ___. ▶ Go to *www.irs.gov/Form1065* for instructions and the latest information.	OMB No. 1545-0123 20**17**

A Principal business activity Sales	**Type or Print**	Name of partnership Weeds Never Sleep, LLC	**D** Employer identification number 47-5055930
B Principal product or service Garden Equipment		Number, street, and room or suite no. If a P.O. box, see the instructions. 439 SE Gilham Avenue	**E** Date business started 08/20/2015
C Business code number 444220		City or town, state or province, country, and ZIP or foreign postal code Portland OR 97215	**F** Total assets (see the instructions) $ 25,352.

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return
(6) ☐ Technical termination - also check (1) or (2)
H Check accounting method: **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify) ▶ _____
I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year ▶ _____ 2
J Check if Schedules C and M-3 are attached . . . . ☐

Caution. Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.

Income	**1a**	Gross receipts or sales	**1a**	
	b	Returns and allowances	**1b**	
	c	Balance. Subtract line 1b from line 1a	**1c**	
	2	Cost of goods sold (attach Form 1125-A)	**2**	
	3	Gross profit. Subtract line 2 from line 1c	**3**	
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement) . .	**4**	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))	**5**	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	**6**	
	7	Other income (loss) (attach statement)	**7**	106.
	8	**Total income (loss).** Combine lines 3 through 7	**8**	106.
Deductions (see the instructions for limitations)	**9**	Salaries and wages (other than to partners) (less employment credits)	**9**	
	10	Guaranteed payments to partners	**10**	
	11	Repairs and maintenance	**11**	
	12	Bad debts	**12**	
	13	Rent	**13**	
	14	Taxes and licenses	**14**	250.
	15	Interest	**15**	
	16a	Depreciation (if required, attach Form 4562)	**16a**	
	b	Less depreciation reported on Form 1125-A and elsewhere on return	**16b**	**16c**
	17	Depletion **(Do not deduct oil and gas depletion.)**	**17**	
	18	Retirement plans, etc.	**18**	
	19	Employee benefit programs	**19**	
	20	Other deductions (attach statement) See Stmt	**20**	30,524.
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20 .	**21**	30,774.
	22	**Ordinary business income (loss).** Subtract line 21 from line 8	**22**	−30,668.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

▶ _____
Signature of partner or limited liability company member

▶ _____ Date

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ **Yes** ☐ **No**

Paid Preparer Use Only	Print/Type preparer's name Thomas C. Bland CPA	Preparer's signature Thomas C. Bland CPA	Date 09/01/2018	Check ☐ if self-employed	PTIN P00846471
	Firm's name ▶ Sequoia Financial Consulting, PC			Firm's EIN ▶ 93-1234560	
	Firm's address ▶ 3360 Fir Ridge Rd. Lake Oswego,OR 97035-2645			Phone no. (503)860-8665	

For Paperwork Reduction Act Notice, see separate instructions.   BAA   Form **1065** (2017)

REV 08/29/18 PRO


HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Form **1065**
Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2018, or tax year beginning _____, 2018, ending _____, 20 _____.
▶ Go to *www.irs.gov/Form1065* for instructions and the latest information.

OMB No. 1545-0123

2018

A Principal business activity		**D** Employer identification number
Sales	Name of partnership: Weeds Never Sleep, LLC	47–5055930

B Principal product or service
Garden Equipment

Type or Print

Number, street, and room or suite no. If a P.O. box, see instructions.
238 SE 63rd Avenue

E Date business started
08/20/2015

C Business code number
444220

City or town, state or province, country, and ZIP or foreign postal code
Portland   OR   97215

F Total assets (see instructions)
$ 13,248.

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☒ Address change **(5)** ☐ Amended return
H Check accounting method: **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify) ▶
I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year. ▶ 2
J Check if Schedules C and M-3 are attached . . . . ▶ ☐

Caution: Include **only** trade or business income and expenses on lines 1a through 22 below. See instructions for more information.

Income	**1a**	Gross receipts or sales	**1a**	
	b	Returns and allowances	**1b**	
	c	Balance. Subtract line 1b from line 1a	**1c**	
	2	Cost of goods sold (attach Form 1125-A)	**2**	
	3	Gross profit. Subtract line 2 from line 1c	**3**	
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement) . .	**4**	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))	**5**	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)	**6**	
	7	Other income (loss) (attach statement)	**7**	
	8	**Total income (loss).** Combine lines 3 through 7	**8**	
Deductions (see instructions for limitations)	**9**	Salaries and wages (other than to partners) (less employment credits)	**9**	
	10	Guaranteed payments to partners	**10**	
	11	Repairs and maintenance	**11**	
	12	Bad debts	**12**	
	13	Rent	**13**	
	14	Taxes and licenses	**14**	150.
	15	Interest (see instructions)	**15**	11,334.
	16a	Depreciation (if required, attach Form 4562) . . . . . [**16a**]		
	b	Less depreciation reported on Form 1125-A and elsewhere on return [**16b**]	**16c**	
	17	Depletion **(Do not deduct oil and gas depletion.)**	**17**	
	18	Retirement plans, etc.	**18**	
	19	Employee benefit programs	**19**	
	20	Other deductions (attach statement) See Stmt	**20**	185,011.
	21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20 .	**21**	196,495.
	22	**Ordinary business income (loss).** Subtract line 21 from line 8	**22**	–196,495.
Tax and Payment	**23**	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	**23**	
	24	Interest due under the look-back method—income forecast method (attach Form 8866) .	**24**	
	25	BBA AAR imputed underpayment (see instructions)	**25**	
	26	Other taxes (see instructions)	**26**	
	27	**Total balance due.** Add lines 23 through 27	**27**	
	28	Payment (see instructions)	**28**	0.
	29	**Amount owed.** If line 28 is smaller than line 27, enter amount owed	**29**	
	30	**Overpayment.** If line 28 is larger than line 27, enter overpayment	**30**	0.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

▶ _____ Signature of partner or limited liability company member   ▶ _____ Date

May the IRS discuss this return with the preparer shown below? See instructions. ☒ **Yes** ☐ **No**

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Thomas C. Bland CPA	Thomas C. Bland CPA	04/03/2019		P00846471

Firm's name ▶ Sequoia Financial Consulting, PC   Firm's EIN ▶ 93–1234560
Firm's address ▶ 3360 Fir Ridge Rd. Lake Oswego,OR 97035–2645   Phone no. (503)860–8665

For Paperwork Reduction Act Notice, see separate instructions.   **BAA**   Form **1065** (2018)

REV 03/13/19 PRO


HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

CERTIFICATION

I, Michael Peterson, certify that:

(1)   the financial statements of Weeds Never Sleep, LLC included in this Form are true and complete in all material respects; and

(2)   the tax return information of Weeds Never Sleep, LLC included in this Form reflects accurately the information reported on the tax return for Weeds Never Sleep, LLC filed for the fiscal year ended 2018

[Signature]



[Title]

Managing Member

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

FP:  truCrowd

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

  (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:
   (A) association with an entity regulated by such commission, authority, agency or officer?
     ☐ Yes ☑ No
   (B) engaging in the business of securities, insurance or banking?
     ☐ Yes ☑ No
   (C) engaging in savings association or credit union activities?
     ☐ Yes ☑ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No



FP: truCrowd

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

FP: truCrowd



OFFERING STATEMENT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

31.   In addition to the information expressly required to be included in this Form, include:

      (1)   any other material information presented to investors; and
      (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

      No other material info.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.hotzot.biz

The issuer must continue to comply with the ongoing reporting requirements until:

      (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
      (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
      (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
      (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
      (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
      10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
      (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this
chapter;
      (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

FP: truCrowd



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**



Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ (herein referred to as "Investor") and Weeds Never Sleep, LLC (herein referred to as "Issuer/Company", "Issuer", and "Company") for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

(A) $_____ purchase amount of the equity more fully described in the attached Exhibit A,

and

(B) _____ Class A Revenue Share Unit(s) more fully described in the attached Exhibit B.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of Oregon, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+REV Agreement, in which case this SAFE+REV Agreement shall prevail. In the event of any conflict between Exhibit A and Exhibit B, Exhibit B will prevail.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $6,500,000.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among

FP: truCrowd

HOTZOT

OFFERING STATEMENT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

5,000 SAFE+REV Units at $2.00 per Share

the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

FP: truCrowd

HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of

FP: truCrowd

HOTZOT

OFFERING STATEMENT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the

50

FP: truCrowd

HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,100
Maximum Offering	50,000	$100,000	$91,000

Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument,



FP: truCrowd

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226

then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Issuer: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

HOTZOT

OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor".
Issuer: Weeds Never Sleep, LLC is herein referred to as the "Issuer".

Number of Units to Investor: Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor.

Offering Metrics:
o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".
o The "Offering Gross Revenue Participation Percentage" 20%
o The "Measurement Period" is that period of time commencing on 1/1/2020 and ending on 12/31/2059
o The "Total Per Unit Target Defined Return" is $6
For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

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1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Target Defined Return.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year. On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Target Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3. **Miscellaneous**

FP: truCrowd

HOTZOT

Weeds Never Sleep, LLC
238 SE 63 Ave.
Portland, OR 9725
503.358.6226



OFFERING STATEMENT

5,000 SAFE+REV Units at $2.00 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,100**
Maximum Offering	**50,000**	**$100,000**	**$91,000**

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____